Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-202789

Supplement Dated February 17, 2017 to the
PROSPECTUS SUPPLEMENT dated August 13, 2015 to the
PROSPECTUS dated March 16, 2015

U.S. $5,900,000,000

Ford Motor Credit Company LLC

Medium-Term Notes
Due Nine Months or More from Date of Issue — Series B

This Supplement amends the Prospectus Supplement solely as follows:

        The first paragraph on the cover of the Prospectus Supplement is deleted and replaced in its entirety with the following:

  "Ford Motor Credit Company LLC may offer from time to time the Notes in an aggregate principal amount not to exceed $5,900,000,000 (or the equivalent in other currencies) (the "Notes") with various terms, which amount will decrease to the extent we sell our Euro Medium Term Notes Due Nine Months or More from Date of Issue that are described in our prospectus supplement dated February 17, 2017, as amended and supplemented from time to time. We will specify the final terms for each Note, which may be different from the terms described in this prospectus supplement, in the applicable pricing supplement or term sheet."

        The "Description of Notes" beginning on page S-6 is amended by deleting the sentence "The total public offering price of the Notes that are being offered using this prospectus supplement is $6,000,000,000 or its equivalent in one or more foreign currencies or composite currencies." and replacing it with "The total public offering price of the Notes that are being offered using this prospectus supplement is $5,900,000,000 or its equivalent in one or more foreign currencies or composite currencies, which amount will decrease to the extent we sell our Euro Medium Term Notes Due Nine Months or More from Date of Issue that are described in our prospectus supplement dated February 17, 2017, as amended and supplemented from time to time."

        In addition, the entire section under "FATCA" on page S-24 is replaced in its entirety with the following:

  "Withholding taxes may be imposed under the Foreign Account Tax Compliance Act ("FATCA") on certain types of payments made to certain foreign financial institutions and certain other non-U.S. entities.

  Specifically, a 30% withholding tax may be imposed on payments of interest on, and payments of gross proceeds from the sale or other disposition of, Notes made to a "foreign financial institution" or a "non-financial foreign entity" (in each case, as defined in the Code), regardless of whether such foreign institution or entity is a beneficial owner or an intermediary, unless (1) in the case of a foreign financial institution, the foreign financial institution undertakes certain diligence and reporting obligations, (2) in the case of a non-financial foreign entity, the non-financial foreign entity either certifies it does not have any "substantial United States owners" (as defined in the Code) or furnishes identifying information regarding each substantial United States owner and satisfies certain other requirements or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements described in clause (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain "U.S. persons" or "U.S.-owned foreign entities" (in each case, as defined in the Code), annually report certain information about such accounts and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Withholding under FATCA generally will apply to payments of interest on a Note regardless of when they are made. However, under the applicable Treasury Regulations and IRS guidance, withholding under FATCA generally will not apply to payments of gross proceeds from the sale or other disposition of a note earlier than January 1, 2019.

  Prospective purchasers of Notes should consult their tax advisors regarding the consequences and application of the rules under FATCA."

Except as expressly set forth herein, no other changes to the Prospectus Supplement are being made by this Supplement.